UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended September 30, 2016

1-8931

Commission File Number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

September 30, 2016 and 2015

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Corporation Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended September 30, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2016 and 2015, and the changes in net assets available for benefits for the year ended September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of September 30, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California
March 16, 2017

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

September 30, 2016 and 2015

	2016	2015

Assets:
Investments, at fair value:
Mutual funds	$277,834,717	$250,763,482
Guaranteed interest account	80,217,708	74,195,053
Stable value fund	22,795,144	23,908,375
Cubic Corporation common stock	3,453,883	2,831,527
Self-directed brokerage	870,320	1,209,702

Total investments	385,171,772	352,908,139

Receivables:
Notes receivable from participants	5,788,760	5,782,187
Employer’s contribution	1,015,232	976,186
Participants’ contributions	—	436,878

Total receivables	6,803,992	7,195,251

Net assets available for benefits reflecting all investments at fair value	391,975,764	360,103,390

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(403,058)	(306,820)
Net assets available for benefits	$391,572,706	$359,796,570

See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2016

Additions to net assets attributed to:
Investment income:
Net change in fair value of investments	$22,856,887
Interest and dividends	3,816,467
Interest on guaranteed interest account	2,265,238

Total investment income	28,938,592

Interest income on notes receivable from participants	249,413

Contributions:
Employer’s	8,672,407
Participants’	12,844,176
Participants’ rollovers from other qualified plans	1,978,751

Total contributions	23,495,334

Total additions	52,683,339

Deductions from net assets attributed to:
Benefits paid to participants	23,806,354
Administrative expenses	178,402

Total deductions	23,984,756

Net increase in assets available before transfers	28,698,583
Transfers from other plans	3,077,553
Net increase in assets available for benefits	31,776,136

Net assets available for benefits:
Beginning of year	359,796,570

End of year	$391,572,706

See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(1)              Plan Description

The following description of the Cubic Corporation Employees’ Profit Sharing Plan (the “Plan”) provides only general information.  Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)              General

The Plan, which was effective June 15, 1956 and amended from time to time thereafter, is a defined contribution plan covering eligible full-time, part-time and temporary employees of Cubic Corporation and affiliated companies that have adopted participation in the Plan (collectively, the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)              Contributions

Plan participants may voluntarily contribute up to 30% of their pre-tax and after-tax annual compensation (up to the Internal Revenue Service (“IRS”) maximum allowable amount), as defined by the Plan, to the Plan.  Participants may also rollover amounts representing distributions from other eligible retirement plans. Participants direct their contributions, the Company’s discretionary contributions, and matching contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and/or the Company’s common stock.  Participants may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.  Participants may change their investment options daily. All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed). The maximum allowable calendar-year pre-tax voluntary contribution, as determined by the IRS, was $18,000 for 2016 and 2015.

The Plan provides for a Company discretionary contribution, at the option of its Board of Directors.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Eligible Plan participants must be employed by the Company as of the Plan’s year end to be eligible for a discretionary contribution.

Effective October 1, 2014, the Plan was amended to use the safe harbor method of Section 401(k) (12) of the Internal Revenue Code by providing a safe harbor matching contribution of a dollar-for-dollar of the first 4% of an employee’s 401(k) salary deferrals.  Each participant is immediately fully vested in their safe harbor matching contributions.  The Plan was also amended to provide an additional discretionary contribution with immediate vesting for the benefit of Sub Plan participants effective October 1, 2014.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(1)              Plan Description, Continued

(b)              Contributions, continued

Effective January 22, 2016, the Plan was amended to reflect that DTECH LABS, Inc. (“DTECH”), a company acquired by Cubic Corporation on December 16, 2014, had assets totaling $3,077,553, transfer to the Plan as a result of a trustee to trustee asset merger.

Employees of Cubic Corporation’s wholly-owned subsidiaries Cubic Simulation Systems Division (“CSSD”), Cubic Advanced Learning Solutions (“CALS”), Intific, Inc., DTECH, and employees who work for the Cyber Security subset of Cubic Corporation’s wholly-owned subsidiary Cubic Defense Applications, Inc. (“CDA”) who participate in the Plan have different contribution and loan options as compared to other Plan participants. CSSD, CALS, Intific, Inc., DTECH, and Cyber Security employees who participate in the Plan are hereafter referred to as (“Sub Plan”) participants. Sub Plan participants can voluntarily contribute up to 100% of their compensation as pre-tax contributions and up to 5% of their compensation as after-tax contributions.  However, their combined pre-tax and after-tax contributions together cannot exceed 100% of their annual compensation (not to exceed the IRS maximum allowable amount), as defined by the Plan.  Sub Plan participants can also rollover amounts representing distributions from other eligible retirement plans.

(c)               Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of the Company’s discretionary contributions (if any), the Company’s matching contributions, rollovers and transfers from other plans and allocations of Plan earnings or losses including market value adjustments on Plan investments. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  Any non-vested portion of a participant’s Company discretionary contribution account will be forfeited as of the earlier of the date of termination of employment if he or she has no vested interest or the date on which he or she has five consecutive years of five hundred or less hours of service.  Any remaining forfeited balances of terminated participants’ non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in the ratio that each eligible participant’s Company discretionary contribution bears to the Company discretionary contributions of all eligible participants.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participant forfeitures amounted to $36,489 during the year ended September 30, 2016.  As of September 30, 2016 and 2015, Plan assets available for benefits that had not been credited to participant accounts, including unallocated forfeitures, amounted to $5,656 and $60,447, respectively.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(1)              Plan Description, Continued

(d)                     Vesting

Employee, Company matching, Sub Plan discretionary and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Employer discretionary contributions (and earnings or losses thereon) vest after one year of service at 20% and increase in 20% increments until fully vested after five years of service.

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, termination due to lay-off by a participating employer, or upon termination of the Plan.  The Company may authorize a percentage of the Company’s discretionary contribution to be transferred to the pre-tax account of non-highly compensated participants, and the participants then become immediately vested in those contributions.

(e)                      Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination from service from the Company, death, or permanent and total disability.  Participants still employed are eligible for two distributions of their after-tax and rollover contributions each Plan year and up to 65% of their vested portion of the Company discretionary contributions once every five years.  Participants, including terminated participants, may request a withdrawal of their accounts, excluding their matching contributions, in cases of financial hardship.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates employment with the Company before retirement, the participant will receive either a lump sum payment of their vested account balance or if the vested account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding unless they are a Sub Plan participant (Sub Plan participants are allowed to have three loans outstanding) and no new loans may be made to a participant at a time when he or she is in default on any payment required to be made on a previous loan.  The loans bear interest at prime plus 1%, and the interest rate on loans that were outstanding at September 30, 2016 ranged from 4.25% to 9.25%.  Interest rates for new loans are determined on the first business day of each calendar quarter.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(1)              Plan Description, Continued

(f)                        Notes Receivable from Participants, continued

These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.  Principal and interest are paid ratably through scheduled payroll deductions.  Participant loans are measured at their unpaid principal balance plus accrued but unpaid interest.  All loans are repaid within a period of five years and outstanding loans at September 30, 2016 have maturity dates ranging from October 2016 through October 2021.  Defaulted participant loans are reclassified as distributions based upon the terms of the Plan agreement.

(2)              Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s mutual funds, Stable Value Fund and funds held in the Self-Directed Brokerage Account are stated at fair value as determined by Prudential Insurance Company of America (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of September 30, 2016.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value and taking into account all reasonably available information and assumptions about risks that a market participant would use.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by a duration of time estimate.  When establishing interest crediting rates for this investment, the Custodian considers many factors, including external factors such as current economic and market conditions, the general interest rate environment and internal factors such as the expected and actual experience of a reference portfolio within the issuer’s general account.  While these rates are established without the use of a specific formula, the crediting rate can never be less than 3.00%, thus mitigating significant changes in fair value measurement.  Fair value is adjusted to contract value in the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value.

The average yield on such contracts was 3.00% for 2016 and 2015, which approximated market rates.  The crediting interest rates are reviewed quarterly but cannot be less than 3.00%, and were 3.00% for 2016 and 2015.  Since the crediting interest rate cannot be less than 3.00%, there is not a significant increase in implied liquidity risk yields or performance, thus an adjustment for risk is not necessary.  Fair value calculations would only be applied in the event of a Plan Sponsor initiated withdrawal.  The formula used for determination of fair value is adequate in determining what the price of a bond with cash flows similar to the Guaranteed Interest Account payout would be and therefore calculates the fair value in a similar manner to other stable value funds holding pooled securities in a trust.  Management believes the fair value calculation is reasonable based on other comparable evaluation methods.  The contract value of the Guaranteed Interest Account at September 30, 2016 and 2015 was $80,217,708 and $74,195,053, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.  The Guaranteed Interest Account’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of the units of this investment is based on the fair value of the underlying investments, and a net asset value can be calculated for this fund as audited financial statements are available.  The fair value of a GIC is based on the present value of future cash flows using the current discount rate.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value. The average yields on such contracts were 1.49% and 1.36% for 2016 and 2015, respectively, which approximated market rates. The contract value of the Stable Value Fund at September 30, 2016 and 2015 was $22,392,086 and $23,601,555, respectively. The Stable Value Fund’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchases and sales of securities are reflected on a trade-date basis.

Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                     Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains and losses and the net unrealized gain (loss) on those investments.

(e)                      Fair Value Measurements

The valuation techniques required to determine fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

Level 1 — Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.).

Level 3 — Valuation is based upon significant unobservable inputs.  These inputs reflect the reporting entity’s own assumptions about how market participants would price the asset or liability, including assumptions about risk in determining the fair value of the asset or liability.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The following is a description of the valuation methodologies used for investments measured at fair value.  There have been no changes in the methodologies used at September 30, 2016 and 2015.   Mutual funds, funds held in the Self-Directed Brokerage Account and Cubic Corporation common stock are valued at quoted prices for identical assets in active markets.  The Guaranteed Interest Account and the Stable Value Fund are measured using the market approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The following is a summary of investments classified in accordance with the fair value hierarchy:

	Assets at Fair Value as of September 30, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$163,193,699	$—	$—	$163,193,699
Domestic bond funds	27,392,319	—	—	27,392,319
International equity fund	37,965,220	—	—	37,965,220
Hybrid fund	34,872,785	—	—	34,872,785
Money market fund	8,181,622	—	—	8,181,622
International bond fund	2,185,637	—	—	2,185,637
Real estate fund	4,043,435	—	—	4,043,435
Total mutual funds	277,834,717	—	—	277,834,717

Cubic Corporation common stock	3,453,883	—	—	3,453,883

Guaranteed Interest Account	—	—	80,217,708	80,217,708

Stable Value Fund	—	22,795,144	—	22,795,144

Self-Directed Brokerage	870,320	—	—	870,320

Total assets at fair value	$282,158,920	$22,795,144	$80,217,708	$385,171,772

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

	Assets at Fair Value as of September 30, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$147,521,920	$—	$—	$147,521,920
Domestic bond funds	27,013,033	—	—	27,013,033
International equity fund	35,867,179	—	—	35,867,179
Hybrid fund	27,190,673	—	—	27,190,673
Money market fund	8,930,970	—	—	8,930,970
International bond fund	2,741,548			2,741,548
Real estate fund	1,498,159	—	—	1,498,159
Total mutual funds	250,763,482	—	—	250,763,482

Cubic Corporation common stock	2,831,527	—	—	2,831,527

Guaranteed Interest Account	—	—	74,195,053	74,195,053

Stable Value Fund	—	23,908,375	—	23,908,375

Self-Directed Brokerage	1,209,702	—	—	1,209,702

Total assets at fair value	$254,804,711	$23,908,375	$74,195,053	$352,908,139

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment for the year ended September 30, 2016.

Level 3 Assets as of September 30, 2016

Pooled Separate Account
Balance at September 30, 2015	$74,195,053

Interest on Guaranteed Interest Account	2,265,238

Interest on notes receivable from participants	29,251

Purchases	13,566,029

Sales	(9,837,863)

Balance at September 30, 2016	$80,217,708

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The following table represents quantitative information about the significant unobservable inputs used in the fair value measurement of the Plan’s Level 3 investment.  The crediting interest rate cannot be less than 3.00%, thus an adjustment for risk is not necessary.

Quantitative Information about Significant Inputs Used in Level 3 Fair Value Measurements

Instrument	Contract Value	Fair Value	Principal Valuation Technique	Unobservable Inputs	Significant Input Values	Weighted Average
Guaranteed Interest Account	$80,217,708	$80,217,708	Market Value Adjustment	Average Crediting Rate	3.00%	No

(Evergreen Group Annuity)			(Market Approach)	New Deposits Crediting Rate	3.00%

The following table summarizes investments measured at fair value based on net asset   value (NAV) per share as of September 30, 2016 and 2015, respectively.

Fair Value of Investments in Entities that Calculate Net Asset Value per Share (or its Equivalent)

September 30, 2016	Contract Value	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Fund	$22,392,086	$22,795,144	n/a	Daily	*12 months

September 30, 2015	Contract Value	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Fund	$23,601,555	$23,908,375	n/a	Daily	*12 months

*	The 12 month redemption period and fair value calculation would only apply to a Plan Sponsor initiated withdrawal. The daily NAV reflects contract value and is fully benefit-responsive.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(2)                     Summary of Significant Accounting Policies, Continued

(f)                        Risks and Uncertainties

The Plan provides for various investment options in a Guaranteed Interest Account, mutual funds, a Stable Value Fund, Cubic Corporation common stock and a Self-Directed Brokerage Account option.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                     Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(h)                     Payments of Benefits

Benefits payments are recorded when paid.

(i)                        Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan and include audit fees and certain legal fees.  Administrative expenses incurred by the Plan include loan and Self-Directed Brokerage Account fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

(j)                        Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU No. 2015-07, “Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent).” This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The provisions of this ASU are effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Management is currently evaluating the potential impact of this guidance but does not expect it to have a material impact on the Plan’s financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(2)                     Summary of Significant Accounting Policies, Continued

(j)                        Recent Accounting Pronouncements, continued

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” Part I of this ASU eliminates the requirements to measure fully benefit-responsive investment contracts at fair value. Contract value will be the only required measure for fully benefit-responsive investment contracts. Part II of this ASU eliminates the requirements to disclose (i) individual investments that represent 5% or more of net assets available for benefits and (ii) the net appreciation or depreciation in fair value of investments by general type. In addition, the disclosure of information about fair value measurements shall be provided by general type of investment. Part III of this ASU is not applicable to the Plan. The provisions of this ASU are effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Management is currently evaluating the potential impact of this guidance but does not expect it to have a material impact on the Plan’s financial statements.

(3)                     Investments

The following presents investments, at fair value, that represent 5% or more of the Plan’s net assets available for benefits as of September 30:

	2016	2015

Prudential Guaranteed Interest Account	$80,217,708	$74,195,053
American Euro Pac Gr R5	$37,965,220	$35,867,179
Vanguard Wellington Admiral	$34,872,785	$27,190,673
Jennison Growth Fund Z	$29,843,445	$28,402,867
JPMorgan US Equity Select	$24,061,044	*
Prudential Stable Value Fund	$22,392,086	$23,908,375
Metwest Total Return Bond CL	$20,125,913	$19,418,454

*Investment balance is less than 5% of the Plan’s net assets available for benefits or the Plan no longer holds these investments.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(3)                     Investments, continued

The Plan’s investments increased in value by $22,856,887 due to gains and losses during the year ended September 30, 2016 as follows:

Mutual funds	$21,958,711
Cubic Corporation common stock	487,761
Stable Value Fund	320,011
Self-directed brokerage account	90,404
$22,856,887

(4)                     Tax Status

The Plan received a favorable tax determination letter from the IRS dated May 4, 2004, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan was amended since receiving this determination letter and received a favorable tax determination letter dated June 4, 2012.  In the opinion of the Company, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

(5)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become vested 100% in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

For the Year Ended September 30, 2016

(6)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are managed by Prudential Insurance Company of America. The Jennison Dryden Funds are owned by the Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Wells Fargo manages the Prudential Stable Value Fund and, therefore, these transactions qualify as party-in-interest transactions also.  Six Board of Trustees members are currently participants in the Plan and an officer of the Company serves as the trustee and Plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold 16,649 and 10,378 shares, respectively, of the Company’s common stock during the year ended September 30, 2016.

(7)                     Form 5500

There were no differences between the accompanying financial statements as of September 30, 2016 and 2015 and the financial information reported on the Form 5500.

(8)                     Subsequent Events

The Company acquired TeraLogics, LLC. in December of 2015 and as part of this acquisition, the Plan was amended to receive assets from the TeraLogics, LLC 401(k) Profit Sharing Plan.  The trustee to trustee asset merger occurred in February of 2017 and resulted in the plan receiving approximately $6,718,553 in assets.

SUPPLEMENTAL SCHEDULE

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

September 30, 2016

EIN #95-1678055

Plan #001

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	Rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value

*	The Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	$—	$80,217,708
	American Funds	Mutual fund
		American Euro Pac Gr R5	—	37,965,220
*	Prudential Fund	Mutual fund
		Prudential Jenn Growth Fund Z	—	29,843,445
	Vanguard Funds	Mutual fund
		Vanguard Wellington Admiral	—	34,872,785
*	Well Fargo Bank Minnesota, N.A.	Common Collective Trust
		Prudential Stable Value Fund	—	22,392,086
	JP Morgan Fund	Mutual fund
		JPMorgan US Equity Select	—	24,061,044
	Metwest Fund	Mutual fund
		Metwest Ttl Retrn Bnd Cl	—	20,125,913
	Vanguard Funds	Mutual fund
		Vanguard Growth Index Signal	—	18,153,883
	American Beacon	Mutual fund
		American Beacon Large Cap Value Fund	—	16,258,651
	T. Rowe Price	Mutual fund
		T. Rowe Price Mid Cap Growth	—	17,506,161
	Vanguard Funds	Mutual fund
		Vanguard Institutional Index	—	16,146,973
	Goldman Sachs	Mutual fund
		Goldman Sachs Mid Cap Institutional Fund	—	11,472,630
*	Prudential Fund	Mutual fund
		Money Market Assets Fund Z	—	8,181,622
	Thornburg Investments	Mutual fund
		Thornburg Core Growth Fund I	—	7,173,779
	Vanguard Funds	Mutual fund
		Vanguard Mid Cap Index Fund	—	7,174,396
	Vanguard Funds	Mutual fund
		Vanguard Small Cap Index	—	6,282,531
	American Century Investments	Mutual fund
		American Century Government Fund	—	5,448,656
	Vanguard Funds	Mutual fund
		Vanguard Value Inst Cl Sh	—	4,141,650
*	Cubic Corporation	Equity Securities
		Cubic Corporation Common Stock	—	3,453,883
	Templeton Fund	Mutual fund
		Templeton Global Bond	—	2,185,637
	ClearBridge Funds	Mutual funds
		Clearbridge Sm Cap Growth Fund	—	2,790,950
	Vanguard Funds	Mutual fund
		Vanguard Inflation Protection Securities	—	1,469,747
	Royce Funds	Mutual fund
		Royce Total Return Fund	—	1,773,160
	Vanguard Funds	Mutual funds
		Vanguard REIT Index Fund	—	4,043,435
	Self-Directed Brokerage Account	Mutual funds
		Self-Directed Brokerage Account	—	870,320
	Dodge & Cox Fund	Mutual fund
		Dodge & Cox Income Fund	—	348,003
	DFA Fund	Mutual fund
		DFA US Trgt Val Port	—	414,446

*	Notes Receivable from Participants	Various maturities (Interest rates from 4.25% to 9.25%)	—	5,788,760

			$—	$390,557,474

*Party-in-interest

** Historical cost is not required as all investments are participant-directed.

B. Exhibit List.

Exhibit 23.1                              Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Cubic Corporation Employees’ Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Corporation Employees’ Profit Sharing Plan

Date: March 16, 2017	By:	/s/ John D. Thomas

John D. Thomas

Executive Vice President and Chief Financial Officer and Plan Administrative Committee Member